PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
Dated April 21, 2005	Registration No. 333-119250

To prospectus dated September 30, 2004, as amended by post-effective amendment No. 1 dated March 2, 2005

RASER TECHNOLOGIES, INC.

2,671,110 Shares of common stock

This prospectus supplement, together with the prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities. This prospectus supplement should be read in conjunction with the prospectus dated September 30, 2004, as amended by post effective amendment No. 1 dated March 2, 2005, which is to be delivered with this prospectus supplement. All capitalized terms used but not defined in the prospectus supplement shall have the meanings given them in the prospectus.

The following information is added to the prospectus listed above:

On April 4, 2005, the Company entered into a Securities Purchase Agreement, by and between the Company and Kings Road Investments Ltd, Portside Growth & Opportunity Fund and SRG Capital, LLC. Pursuant to the terms of the Securities Purchase Agreement, the buyers purchased an aggregate of 20,000 shares of Series C Convertible Preferred Stock and warrants to purchase 166,666 shares of the Company’s common stock, for an aggregate purchase price of $20,000,000.

On April 4, 2005, the Company filed the Certificate of Designation of the Preferences, Rights and Limitations of the Series C Convertible Preferred Stock with the Utah Department of Commerce, Division of Corporations and Commercial Code, which defines the rights of the Series C Convertible Preferred Stock. The Utah Secretary of the Department of Commerce, Division of Corporations and Commercial Code declared the Certificate of Designation effective as of April 4, 2005.

The shares of Series C Convertible Preferred Stock are convertible at the option of the holders into shares of common stock, and are initially convertible into shares of common stock at an initial conversion price of $24.00 per share. The initial conversion price is subject to broad-based weighted average anti-dilution adjustment to account for certain issuances of securities at a purchase price less than the conversion price then in effect. In addition, the Initial Conversion Price is subject to certain price-based adjustments pursuant to the terms of the Certificate of Designation. The exercise price of the warrants is subject to broad-based weighted average anti-dilution adjustment to account for certain issuances of securities at a purchase price less than the exercise price with respect to the warrants then in effect.

The shares of Series C Convertible Preferred Stock will automatically convert into shares of common stock at the then-applicable conversion price on the date 60 days after the effective date of the Registration Statement, subject to the satisfaction of certain conditions described in the Certificate of Designation. The shares of Series C Convertible Preferred Stock may be converted into shares of common stock at the option of the holders at any time prior to the automatic conversion. So long as any shares of Series C Convertible Preferred Stock are outstanding, we are prohibited from paying dividends out of any assets on any of our capital stock.

The shares of Series C Convertible Preferred Stock are initially convertible into 833,333 shares of common stock. In the event that the Company is required to issue more than an aggregate of 833,333 shares of common stock to effect the conversion of the shares of the Series C Convertible Preferred Stock into shares of common stock, Mr. Kraig Higginson, Chairman of the Board of Directors of the Company, has agreed to transfer to the Company up to an aggregate of 2 million shares of common stock in excess of 833,333 shares of common stock. In the event that the conversion of the shares of Series C Convertible Preferred Stock results in the issuance by the Company of more than an aggregate of 2,833,333 shares of common stock, the Company is required to redeem out of legally available funds such shares of common stock issued by the Company in excess of 2,833,333 shares of common stock at the then-applicable conversion price.

The Company has the obligation to file a registration statement for the registration of the shares of common stock underlying the Series C Convertible Preferred Stock and the warrants pursuant to the terms and conditions of a Registration Rights Agreement dated April 4, 2005 by and among the Company and Kings Road Investments Ltd, Portside Growth & Opportunity Fund and SRG Capital, LLC. In the event that the shares of Series C Convertible Preferred Stock are not registered in a timely manner or such registration statement is not available in accordance with the requirements under the Registration Rights Agreement, the Company is required to pay damages to the buyers of 0.67% per month of the aggregate amount invested.

The Company’s directors and certain of the Company’s executive officers and principal shareholders have agreed not, subject to limited exceptions, to offer, sell, assign, transfer, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of the Company’s stock, without the prior consent of Kings Road Investments, Ltd., until the earlier of (i) the date that the Series C Convertible Preferred Stock is automatically converted into shares of common stock and (ii) up to 800 days following the date of April 11, 2005. Kings Road Investments, Ltd. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

These securities issued pursuant to the Securities Purchase Agreement were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. The transactions contemplated by the Securities Purchase Agreement closed on April 11, 2005.

RISK RELATED TO OUR SERIES C PREFERRED STOCK PRIVATE PLACEMENT

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK, THE OCCURRENCE OF THE EVENTS UNDERLYING WHICH COULD MATERIALLY HARM OUR BUSINESS. YOU SHOULD CONSIDER CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED BELOW, AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE YOU DECIDE WHETHER TO PURCHASE OUR COMMON STOCK. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THE RISKS AND UNCERTAINTIES FACING OUR BUSINESS, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

We are likely to need to raise additional capital in the future and if we are unable to secure adequate funds on terms acceptable to us, we will be unable to support our business requirements or build our business.

On September 24, 2004, we consummated a preferred stock equity financing transaction in which we raised an aggregate of $4,240,500 (before aggregate offering expenses of $344,145). On April 11, 2005, we consummated an additional Preferred Stock equity financing transaction in which we raised an aggregate of $20,000,000 (before aggregate expenses of the offering estimated at $1,550,000). Our future capital needs depend on many factors, including the timing of our development efforts and the successful commercial licensing of our technology. We are likely to need to raise additional capital to further develop and market our technology and continue our operations. If we are unable to raise capital to fund our business, we may be forced to curtail or suspend all or a material part of our business operations, in which case our stock price would likely decline.

If we raise additional capital through the issuance of equity or securities convertible into equity, our shareholders may experience dilution. Those securities may have rights, preferences or privileges senior to those of the holders of the common stock. For example, in our September 2004 financing, we issued Series B Convertible Preferred Stock which included a 7% dividend and anti-dilution protection to account for certain future dilutive issuances, if any. In addition, in our recent financing, we issued Series C Convertible Preferred Stock which included anti-dilution protection to account for certain future dilutive issuances, if any. In addition, the Series C Convertible Preferred Stock issued in our recent financing is initially convertible into 833,333 shares of Common Stock. This conversion ratio, in certain instances, is subject to adjustment so as to increase the number of shares of Common Stock into which the Series C Convertible Preferred Stock is convertible based upon the trading prices of our Common Stock prior to such conversion. Additional financing may not be available to us on favorable terms, if at all. If we are unable to obtain financing, or to obtain it on acceptable terms, we may be unable to successfully support our business requirements or build our business.

Our limited cash resources have in the past required us to rely heavily on equity compensation to hire and retain key personnel, and we expect this to continue in the future, which may result in significant non-cash compensation expenses and dilution to our shareholders.

The market price for our common stock has experienced significant price and volume volatility in recent periods and is likely to continue to experience significant volatility in the future. Such volatility may cause investors to experience dramatic declines in our stock price from time to time, may impair our ability to raise additional capital and may otherwise harm our business.

The market price for our common stock has experienced significant price and volume volatility in recent periods and is likely to continue to experience significant volatility in the future. Our stock price has in the past and is likely in the future to experience significant volatility as a result of numerous factors, many of which are outside of our control, such as actual or perceived developments in our business or in the markets we seek to address or the trading patterns of holders of our stock. For example, holders of our Series C Convertible Preferred Stock may engage in short sales or other hedging transaction in our stock, which may result in additional volatility and have a depressant effect on our stock price. Moreover, the volatility in our stock price has been exacerbated by having relatively limited trading volume, which can cause significant price movements in our stock price to result from even modest volumes of trading activity. As such, we cannot assure you that our stock price will continue to trade at current price levels in the future or that recent price levels reflect the intrinsic value of the company. In addition, following periods of volatility in the market price of a company’s securities, a company can face increased risk that securities litigation or governmental investigations or enforcement proceedings may be instituted against it. Any such litigation, and investigation or other procedures, regardless of merits, could materially harm our business and cause our stock price to decline due to potential diversion of management attention and harm to the company’s business reputation. As a result, before making an investment decision in our common stock, investors are urged to consider carefully the risks associated with investing in a stock that has experienced recent price and volume volatility and is likely to continue to experience significant such volatility in the future.

We do not have an active, liquid trading market for our common stock and you may have difficulty selling your shares.

Our common stock has for much of our company history been treated as a “penny stock” as that term is defined in SEC Rule 3a51-1. Section 15(g) of the Exchange Act and Rule 15g-2 of the Securities and Exchange Commission require broker and dealers effecting transactions in any penny stock for or with the account of a customer to provide the customer with a document disclosing the risks of investing in penny stocks and to obtain a manually signed and dated written receipt of the document before making any transaction in a penny stock for the customer’s account.

In addition, SEC Rule 15g-9 prohibits broker and dealers from selling penny stocks or effecting the purchase of penny stocks unless the broker or dealer has approved the investor’s account for transactions in penny stocks by obtaining, among other things, information concerning the investor’s financial situation, investment experience and investment objectives and making a determination as to whether transactions in penny stocks are suitable for the investor in accordance with SEC rules and regulations.

In the past, compliance with these requirements have made it difficult to establish an active, liquid trading market in our common stock, and you may have difficulty selling your shares. Historically, the public market for our common stock has been very limited. For example, the average reported volume of trading in our common stock over the October through December period was approximately 90,000 shares per day.

Our common stock currently trades on the Over the Counter Bulletin Board (OTC:BB). We have filed applications to be listed on a national securities exchange and an automated quotation system. We do not know whether or when the national securities exchange or automated quotation system will approve our respective applications. In addition, if either the national securities exchange or automated quotation system approves our application, we cannot predict that an active, liquid trading market will develop or that the market will be able to sustain transactions by larger institutional investors. Accordingly, investors may have difficulty accumulating a significant position in our stock or in selling a substantial number of shares in a short period of time.

The sale of the shares of Common Stock underlying the shares of Series C Convertible Preferred Stock and the warrants and short sales and hedging activities could contribute to declines in our stock price and materially dilute existing stockholders’ equity and voting rights.

In our recent financing, we issued Series C Convertible Preferred Stock convertible into, and warrants exercisable for, shares of Common Stock. This prospectus relates to the resale of up to 3,000,000 shares of common stock underlying the Series C Convertible Preferred Stock and such warrants. All of these shares will be freely traded upon the effective date of this prospectus and may be sold without restriction. The sale of these shares may adversely affect the market price of our common stock.

The Series C Convertible Preferred Stock is initially convertible into 833,333 shares of Common Stock. This conversion ratio, in certain instances, is subject to adjustment so as to increase the number of shares of Common Stock into which the Series C Convertible Preferred Stock is convertible based upon the trading prices of our Common Stock prior to such conversion. The purchasers of our Series C Convertible Preferred Stock may engage in hedging activities at various times, including during the period that the conversion price is being determined. Such hedging activities, if any, could cause the price of our Common Stock to decline which could have the effect of reducing the conversion price resulting in more shares of common stock issuable upon conversion of the Series C Convertible Preferred Stock, which would be dilutive to our existing shareholders and might cause further declines in our stock price.

If we are unable to obtain, on a timely basis, the effectiveness of a registration statement covering the resale of the shares of Common Stock underlying the shares of Series C Convertible Preferred Stock and the warrants issued in our recent financing we will be obligated to make payments as liquidated damages.

We are obligated to file with the United States Securities and Exchange Commission a registration statement for the registration of the shares of Common Stock underlying the Series C Convertible Preferred Stock and the warrants issued in our recent financing. Under the terms of the registration rights agreement executed by us in connection with this financing, if we are unable to cause such registration statement to become effective by July 10, 2005 or keep it effective as contemplated in such registration rights agreement, we are obligated to make certain payments as liquidated damages to the holders of such securities. There can be no assurance that the registration statement will be declared effective by the United States Securities and Exchange Commission.

You should consider carefully the risk factors beginning on page 4 of the prospectus and page 2 of this prospectus supplement before purchasing any of the common stock of Raser Technologies, Inc. offered under the prospectus.

Neither the Securities and Exchange Commission nor any state securities

Commission has approved or disapproved of these

Securities, or determined if this prospectus is truthful

or complete. Any representation to the

contrary is a criminal offense.

The date of this Prospectus Supplement is April 21, 2005.